

June 8, 2009

Don R. Wellendorf
Chairman of the Board, President and Chief Executive Officer
Magellan Midstream Holdings, L.P.
One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **Magellan Midstream Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 6, 2009**
> **Response Letter Dated May 26, 2009**
> **File Number 1-32745**

Dear Mr. Wellendorf:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q filed May 6, 2009

Controls and Procedures, page 32

1. Please revise your filing to include the disclosures regarding changes in internal control over financial reporting as required by Regulation S-K Item 308(c).

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Michael J. Swidler, Esq.
        (917) 849-5367